UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2021

Commission File Number: 001-37643

PURPLE BIOTECH LTD.

(Translation of registrant’s name into English)

4 Oppenheimer Street, Science Park, Rehovot 7670104, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On September 13, 2021, Purple Biotech Ltd. (the “Company” or the “Registrant”) issued a press release, “Purple Biotech to Present Overview of Ongoing Phase 1b/2 Clinical Trial of CM24 for Treatment of Multiple Advanced Cancers at ESMO 2021 and Provides Clinical Update.” A copy of this press release is furnished herewith as Exhibit 99.1.

In addition, the Company is announcing that it has made available an updated Company Presentation on its website. A copy of the updated Company Presentation is attached hereto as Exhibit 99.2 and may be viewed at the Company’s website at www.purple-biotech.com.

Exhibits

99.1	Press Release

99.2	Company Presentation

Incorporation by Reference

This Form 6-K, including all exhibits attached hereto, is hereby incorporated by reference into each of the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on May 20, 2016 (Registration file number 333-211478), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on June 6, 2017 (Registration file number 333-218538), the Registrant’s Registration Statement on Form F-3, as amended, originally filed with the Securities and Exchange Commission on July 16, 2018 (Registration file number 333-226195), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on March 28, 2019 (Registration file number 333-230584), the Registrant’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on September 16, 2019 (Registration file number 333-233795), the Registrant’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 2, 2019 (Registration file number 333-235327), the Registrant’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on May 13, 2020 (Registration file number 333- 238229), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on May 28, 2020 (Registration file number 333-238481) and each of the Registrant’s Registration Statements on Form F-3 filed with the Securities and Exchange Commission on July 10, 2020 (Registration file numbers 333-239807 and 333-233793), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

September 13, 2021	PURPLE BIOTECH LTD.

	By:	/s/ Isaac Israel
Isaac Israel
Chief Executive Officer

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